

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 15, 2017

Kenneth DeCubellis
Chief Executive Officer
Black Ridge Oil & Gas, Inc.
110 North 5th Street, Suite 410,
Minneapolis, Minnesota 55403

> **Re: Black Ridge Oil & Gas, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 23, 2017**
> **File No. 333-218191**

Dear Mr. DeCubellis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the recent restructuring arrangement with your subordinated lender, the termination of the management services agreement and the sale of your remaining stake in the newly created entity in connection with the sale of such assets to a third party. As a result of this series of transactions, it appears that you now only hold cash assets and possess no meaningful operations. In view of the foregoing, it seems that your current business, as well as your plan for the offering proceeds in this transaction, may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. Additionally, if you believe that you do not fall within the definition of a blank check company, as defined in Rule 419(a)(2) of Regulation C, appropriate disclosure should be included to demonstrate

your status as a non-blank check company, including a more detailed discussion pertaining to the SPAC entity you plan to establish.

2.   The scope of the formation activities you plan to undertake in connection with the formation of a SPAC entity is unclear from your current disclosure. You reference, in multiple locations, the "sponsorship of a special purpose acquisition company (SPAC)." It is unclear how the relationship between you and the SPAC would be structured. More specifically, it is unclear how you plan to pursue organizing activities, including the holding of founder shares in newly created entity, in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please expand your disclosure to address these issues.

3.   You indicate in several locations that the SPAC, if formed, will seek "a target business in the energy industry."   Clarify what actions you would take if you are unable to locate a target in the energy industry.

4.   Please confirm that the rights offering will be open for at least 20 days.

Recent Developments, page 10

5.   In the DEF14C filed on May 30, 2016, you indicated that you would continue to "own equity interests in BRHC which will be 95% owned by Chambers indirectly through the Chambers Affiliates. The Company will provide management and consulting services to BRHC pursuant to the Management Services Agreement and will continue to provide management and consulting services to Merced Black Ridge, LLC." Address why you subsequently decided not to pursue that plan.

The Company may become subject to the requirements of the Investment Company Act of 1940…, page 17

6.   You indicate that the Investment Company Act "excludes from this definition any person substantially all of whose business consists of owning or holding oil, gas or other mineral royalties or leases or fractional interests therein, or certificates of interest or participation relating to such mineral royalties or leases."   Address the impact should the SPAC choose to merge with or otherwise acquire a business or assets not covered by the exclusion you cite.

The Standby Purchase Agreement, page 27

7.   Identify the backstop purchasers. Also, file the executed Standby Purchase Agreement as an exhibit. We note that you filed the form of agreement with the Form 8-K on May 30, 2017.

8.   In that regard, we note that Exhibit 99.1 to that Form 8-K references this registration statement and provides information about the Black Ridge Rights Offering and contains a

SPAC Primer. Please advise as to the consideration that you gave to the requirements of Rule 425 with regards to these materials. We note that the Form 8-K was not "tagged" on EDGAR as a 425 filing and the box regarding Rule 425 on the cover of the Form 8-K was not checked.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.   .

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Jill R. Radloff
       Bryan J. Pitko
       Stinson Leonard Street LLP